                                                               Exhibit (a)(1)(G)

         E-Mail Communication to EDEN Bioscience Corporation Employees,
                               Dated July 1, 2002

        The expiration date for the stock option exchange program is 5:00 p.m., Pacific Daylight Time, on July 17, 2002 -- a little over two weeks away. I wanted to remind you of several things:

        - Please initial all appropriate lines on the stock option exchange election form. Do not put a check mark or "X" on the lines; it is important that you write your initials on each appropriate line and sign the form.

        - There has been some confusion regarding the first two options on the election form. The "election form" referred to in those options is the election form for this stock option exchange program. It does not refer to any previous election that you might have made to exercise stock options. Therefore, the first time you fill out the stock option exchange election form, you should initial the first line. If you later submit another election form to change your initial election, you would then initial the second line.

        - Remember that if you participate in the stock option exchange program, you must return with your completed election form any original stock option agreements that you decide to tender. If you cannot find your original stock option agreements, you will need to complete an affidavit of lost stock option for each agreement that you can't locate. Your signature on the affidavit needs to be notarized. If you return the stock option election form without the original stock option agreements (or affidavit of lost stock option) for those options you decide to tender, your submission will be incomplete, which may affect your ability to participate in the program. Please contact me if you need to complete an affidavit of lost stock option.

        Please contact Brad or me if you have any questions regarding the program. Thanks,


Phil Romney
Director of Finance and Controller